Sally Beauty Holdings, Inc.

3001 Colorado Blvd., Denton, Texas  76210

Phone Number: 940-297-2000

Fax Number: 940-297-3560

April 9, 2009

VIA EDGAR

William Thompson

Accounting Branch Chief

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:          Sally Holdings LLC
Sally Capital Inc.
Form 10-K for Fiscal Year Ended September 30, 2008
Filed November 26, 2008
Form 10-Q for Fiscal Quarter Ended December 31, 2008
Filed February 5, 2009
File Nos. 333-144427 and 333-14427-10

Dear Mr. Thompson:

This letter sets forth the responses of Sally Holdings LLC (the “Company” or “Sally Holdings”) and Sally Capital Inc. (“Sally Capital,” and, collectively with Sally Holdings, the “Companies”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, received in your letter dated March 26, 2009 (the “Comment Letter”), addressed to me as our Vice President, Chief Accounting  Officer and Controller.

For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter followed by our response.

Form 10-K for Fiscal Year Ended September 30, 2008

Signatures, page 66

1.     We reviewed your response to comment two in our letter dated February 12, 2009.  Please confirm to us that your principal executive officer, principal financial officer and principal accounting officer signed the report as individuals in the capacities indicated in the first signature block.

Response:   We hereby confirm that our principal executive officer, principal financial officer and principal accounting officer signed our Form 10-K for the fiscal year ended September 30, 2008 (the “Form 10-K”), in their individual capacities as indicated in the first signature block of that filing.

Consolidated Statements of Cash Flows, page F-6

2.     We reviewed your response to comment three in our letter dated February 12, 2009.  Please tell us where the reconciling items “FIN 48 Reclassification” and “Deferred Income Tax Adjustments Pushed-Down by Alberto-Culver and Miscellaneous Items Such as Tax True-Up Adjustments” are presented on your statements of cash flows and explain to us why you did not include these items in the line item “Deferred Income Taxes.”

Response: We hereby advise the staff that the reconciling items “FIN 48 Reclassification” and “Deferred Income Tax Adjustments Pushed-Down by Alberto Culver and Miscellaneous Items Such as Tax True-Up

Adjustments” are included in the line item “Deferred Income Taxes” in our statements of cash flows in our Form 10-K, with the exception of a $1.0 million deferred income tax adjustment pushed-down by Alberto Culver in fiscal year 2008. Due to this $1.0 million adjustment both: (i) being a non-cash item and (ii) having an impact on equity (i.e. Additional paid-in capital) at our indirect parent company, Sally Beauty Holdings, Inc., we believe that the appropriate treatment was to exclude this amount from our statement of cash flows. This treatment is consistent with our indirect parent company’s treatment of this item, which if not excluded at that consolidation level would have resulted in this non-cash item being reported in two different categories (i.e. cash flows from operating activities and cash flows from investing activities) within their cash flow statement.

In addition, the Companies acknowledge that:

•      The Companies are responsible for the adequacy and accuracy of the disclosure in their filings:

•      Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to these filings; and

•      The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions regarding our responses to the Staff’s comments set forth above, or should any member of the Staff need any additional information, please do not hesitate to call the undersigned at (940) 297-4436 at your convenience.

Very truly yours,

/s/ Janna S. Minton

Janna S. Minton
Vice President, Chief Accounting Officer and Controller

Cc: Ms. Sarah Rottman, Assistant Chief Accountant, United States Securities and Exchange Commission